                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-B


                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           Dynamic International, Ltd.
             (Exact Name of Registrant as Specified in its Charter)


             Nevada                                      93-1215401
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or Organization)                      Identification Number)




58 Second Avenue, Brooklyn NY                         11215
(Address of Principal Executive Offices)           (Zip Code)


Securities to be Registered pursuant to Section 12(b) of the Act:



       (Title of Each Class           (Name of Each Exchange on Which
       to be so Registered)           Each Class is to be Registered)


       None


Securities to be Registered Pursuant to Section 12(g) of the Act:


                                  Common Stock
                                (Title of Class)


                                (Title of Class)

ITEM 1.           GENERAL INFORMATION.

         (a) Registrant was incorporated on July 29, 1996 in the State of Nevada.

         (b)      Registrant's fiscal year ends April 30.

ITEM 2.           TRANSACTION OF SUCCESSION.

         (a) Registrant's predecessor was Dynamic Classics, Ltd., a Delaware corporation ("DCL").

         (b) Effective August 5, 1996, DCL merged with and into Registrant for the sole purpose of changing DCL's state of incorporation from Delaware to Nevada. The capital structure and balance sheet of the combined entity are substantially the same as those of DCL prior to the merger. All issued and outstanding shares of Common Stock of DCL have been exchanged for shares of Common Stock of Registrant on a one for one basis.

ITEM 3.           SECURITIES TO BE REGISTERED.

         Registrant is presently authorized to issue 50,000,000 shares of Common Stock, par value $.001. No Shares have been issued. However, an aggregate of 16,000,000 Shares are expected to be issued in the near future.

ITEM 4.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         All of the outstanding shares of Common Stock are fully paid, validly issued and non-assessable. Holders of the Common Stock are entitled to share equally on a per share basis in such dividends as the Board of Directors may declare out of funds legally available therefor. Upon liquidation, dissolution or winding-up of Registrant after payment to creditors and the holders of any senior securities of Registrant, the assets of Registrant will be divided pro rata on a per share basis among the holders of the Common Stock. There are no conversion or redemption privileges nor any sinking fund provisions with respect to the Common Stock.

         Holders of the Common Stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative rights. The by-laws of Registrant require that only a majority of the issued and outstanding Common Stock need be represented to constitute a quorum and to transact business at a stockholders' meeting.

ITEM 5.           FINANCIAL STATEMENTS AND EXHIBITS.

         (a)      Financial Statements

                  No financial statements are required to be filed herewith.

         (b)      Exhibits

                  (1) Articles of Incorporation of Registrant

                  (2) Bylaws of Registrant

                  (3) Specimen of Stock certificate

                  (4) Merger Agreement

                                    SIGNATURE



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date: September 27, 1996



                                     DYNAMIC INTERNATIONAL, LTD.


                                     By:   /s/ Marton Grossman
                                         --------------------------
                                         Marton Grossman, President

                                EXHIBIT INDEX
                                -------------

            Exhibit No.                    Description
            -----------                    -----------

               (1)              Articles of Incorporation of Registrant

               (2)              Bylaws of Registrant

               (3)              Specimen of Stock certificate

               (4)              Merger Agreement